

January 4, 2023

Erik S. Nelson
Chief Executive Officer
Bellatora, Inc.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

> **Re: Bellatora, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed December 22, 2022**
> **File No. 000-56478**

Dear Erik S. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed December 22, 2022

Item 2. Financial Information
Plan of Operation, page 16

1.   Please revise the table to include actual Q3 operating expense amounts and updated Q4 projected amounts. Also, in the first sentence following the table, revise the amount of cash on hand to be $3,598 as of September 30, 2022.

Results of Operations for the Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021, page 18

2.   Please revise to break out the material components of the $61,065 in general and administrative expenses incurred during the nine months ended September 30, 2022. In this regard, we note that general and administrative expenses increased by $52,790 from the six months ended June 30, 2022 to the nine months ended September 30, 2022. In

addition, we note that general and administrative expenses for the year ended December 31, 2021 were $35,901. Please also revise, as appropriate, to the extent the increase in general and administrative expenses is a material event or uncertainty and to the extent management believes the increase indicates a trend. Refer to Item 303 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert J. Mottern, Esq.